Exhibit 4.1

FIRST SUPPLEMENTAL INDENTURE

This FIRST SUPPLEMENTAL INDENTURE (“Supplemental Indenture”) dated as of April 20, 2021, is between Inphi Corporation, a Delaware corporation (the “Company”), Marvell Technology, Inc. (f/k/a Maui HoldCo, Inc.), a Delaware corporation (“Marvell Technology”), and Wells Fargo Bank, National Association, a national banking association, as trustee (the “Trustee”).

RECITALS

WHEREAS, the Company and the Trustee are parties to an Indenture, dated as of September 12, 2016 (the “Indenture”), pursuant to which the Company issued its 0.75% Convertible Senior Notes due 2021 (the “Notes”);

WHEREAS, on October 29, 2020, Marvell Technology Group Ltd., a Bermuda exempted company (“Marvell”), Marvell Technology (a wholly owned subsidiary of Marvell), Maui Acquisition Company Ltd, a Bermuda exempted company and a wholly owned subsidiary of Marvell Technology (“Bermuda Merger Sub”), Indigo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Marvell Technology (“Delaware Merger Sub”), and the Company, entered into an agreement and plan of merger and reorganization (the “Merger Agreement”);

WHEREAS, pursuant to the Merger Agreement and a statutory merger agreement complying with the requirements of Section 105 of the Companies Act 1981 of Bermuda, as amended (the “Statutory Merger Agreement”), Marvell will acquire the Company in a cash and stock transaction through (1) the merger of Bermuda Merger Sub with and into Marvell (the “Bermuda Merger”) and (2) the merger of Delaware Merger Sub with and into the Company (the “Delaware Merger” and, together with the Bermuda Merger, the “Mergers”);

WHEREAS, as a result of the Mergers, which will become effective within one minute of each other, Marvell and the Company will become wholly owned subsidiaries of Marvell Technology, a new holding company;

WHEREAS, at the effective time of the Delaware Merger (the “Effective Time”), each share of common stock, $0.001 par value per share, of the Company (each, an “Inphi Share”) issued and outstanding immediately prior to the Effective Time (other than (i) Inphi Shares held by the Company, Marvell, Marvell Technology, Delaware Merger Sub or any other subsidiary of Marvell or the Company and (ii) Inphi Shares with respect to which appraisal rights are properly exercised and not withdrawn under Delaware law) will be converted into the right to receive 2.323 shares of common stock, $0.002 par value per share, of Marvell Technology (“Marvell Technology Common Stock”) and $66.00 in cash, without interest, plus cash in lieu of any fractional Marvell Technology Common Stock;

WHEREAS, Section 14.07(a) of the Indenture provides, among other things, that, upon the occurrence of a Merger Event, the Company shall execute with the Trustee a supplemental indenture permitted under Section 10.01(g) of the Indenture providing that, at and after the effective time of such Merger Event, the right to convert each $1,000 principal amount of Notes shall be changed into a right to convert such principal amount of Notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of Inphi Shares equal to the Conversion Rate immediately prior to such Merger Event would have owned or been entitled to receive (the “Reference Property”) upon such Merger Event; provided, however, that at and after the effective time of such Merger Event (A) the Company shall continue to have the right to determine the form of consideration to be paid or delivered, as the case may be, upon conversion of Notes in accordance with Section 14.02 of the Indenture and (B) (I) any amount payable in cash upon conversion of the Notes in accordance with such Section 14.02 shall continue to be payable in cash, (II) any Inphi Shares that the Company would have been required to deliver upon conversion of the Notes in accordance with such Section 14.02 shall instead be deliverable in the amount and type of Reference Property that a holder of that number of Inphi Shares would have been entitled to receive in such Merger Event and (III) the Daily VWAP shall be calculated based on the value of a unit of Reference Property.

WHEREAS, the Delaware Merger constitutes a Make-Whole Fundamental Change and a Merger Event under the Indenture;

WHEREAS, Marvell Technology wishes to fully and unconditionally guarantee all of the obligations of the Company under the Notes and the Indenture (the “Guarantee”);

WHEREAS, in accordance with Section 10.01(g) of the Indenture, the Company and the Trustee may enter into this Supplemental Indenture without the consent of any Holder to provide that the Notes are convertible into Reference Property, subject to the provisions of Section 14.02 of the Indenture, and to make such related changes to the terms of the Notes to the extent expressly required by Section 14.07 of the Indenture;

WHEREAS, in accordance with Section 10.01(c) of the Indenture, the Company and the Trustee may enter into this Supplemental Indenture without the consent of any Holder, to add guarantees with respect to the Notes;

WHEREAS, the Company has pursuant to Sections 10.05, 14.07(b) and 17.05 of the Indenture heretofore delivered or is delivering contemporaneously herewith to the Trustee an Officer’s Certificate and an Opinion of Counsel; and

WHEREAS, all conditions for the execution and delivery of this Supplemental Indenture have been complied with or have been done or performed.

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH, for and in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto mutually covenant and agree for the equal and proportionate benefit of all Holders of the Notes as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. General. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Indenture.

Section 1.02. Unit of Reference Property. “Unit of Reference Property” shall mean 2.323 shares of Marvell Technology Common Stock and $66.00 in cash, without interest, plus cash in lieu of any fractional shares of Marvell Technology Common Stock.

ARTICLE 2

MODIFICATIONS TO INDENTURE

Section 2.01. Conversion Right. Pursuant to Section 14.07 of the Indenture, as a result of the Delaware Merger: (a) at and after the Effective Time, the right to convert each $1,000 principal amount of Notes shall be changed into a right to convert such principal amount of Notes into the number of Units of Reference Property equal to the Conversion Rate in effect immediately prior to the Effective Time; (b) at and after the Effective Time (i) the Company shall continue to have the right to determine the Settlement Method applicable upon conversion of Notes in accordance with Section 14.02 of the Indenture and (ii)(A) any amount payable in cash upon conversion of the Notes in accordance with Section 14.02 shall continue to be payable in cash, (B) any Inphi Shares that the Company would have been required to deliver upon conversion of the Notes in accordance with Section 14.02 shall instead be deliverable in Units of Reference Property, and (C) the Daily VWAP shall be calculated based on the value of a Unit of Reference Property; (c) the definitions of “Scheduled Trading Day,” “Trading Day” and “Market Disruption Event” shall be determined by reference to Marvell Technology Common Stock; and (d) the provisions of the Indenture, as modified herein, including without limitation, (i) all references and provisions respecting the terms “Common Stock,” “Conversion Price,” “Conversion Rate,” and “Last Reported Sale Price” and (ii) the provisions of Article 14 of the Indenture shall continue to apply, mutatis mutandis, to the Holders’ right to convert each Note into Reference Property.

Section 2.02. Anti-Dilution Adjustments. As and to the extent required by Section 14.07(a) of the Indenture, the Conversion Rate shall be subject to anti-dilution and other adjustments with respect to the portion of Reference Property constituting Marvell Technology Common Stock that shall be as nearly equivalent as is possible to the adjustments provided for in Article 14 of the Indenture.

Section 2.03. Repurchase of Notes at Option of Holders. References to the “Company” and to “Common Stock” in the definition of “Fundamental Change” in Section 1.01 of the Indenture shall instead be references to “Marvell Technology” and “Marvell Technology Common Stock,” respectively. Except as amended hereby, the purchase rights set forth in Article 15 of the Indenture shall continue to apply.

ARTICLE 3

GUARANTEE

Section 3.01. Guarantee. Marvell Technology hereby unconditionally guarantees to each Holder of Notes and to the Trustee and its successors and assigns, (i) the full and punctual payment when due of all monetary obligations of the Company under the Indenture and (ii) the full and punctual performance within applicable grace periods of all other obligations of the Company under the Indenture. Marvell Technology further agrees that its obligations hereunder shall be unconditional, irrespective of the absence or existence of any action to enforce the same, the recovery of any judgment against the Company (except to the extent such judgment is paid) or any waiver or amendment of the provisions of the Indenture or the Notes to the extent that any such action or any similar action would otherwise constitute a legal or equitable discharge or defense of Marvell Technology (except that such waiver or amendment shall be effective in accordance with its terms).

Section 3.02. Nature of Guarantee. Marvell Technology further agrees that its Guarantee constitutes a guarantee of payment, performance and compliance and not merely of collection.

Section 3.03. Certain Waivers. Marvell Technology further agrees to waive presentment to, demand of payment from and protest to the Company of its Guarantee, and also waives diligence, notice of acceptance of its Guarantee, presentment, demand for payment, notice of protest for nonpayment, the filing of claims with a court in the event of merger or bankruptcy of the Company, any right to require a proceeding first against the Company or any other Person, and all other defenses based on suretyship. The obligations of Marvell Technology shall not be affected by any failure or delay on the part of the Trustee to exercise any right or remedy under the Indenture or the Notes.

Section 3.04. Satisfaction of Guaranty by the Company. The obligation of Marvell Technology to make any payment hereunder may be satisfied by causing the Company to make such payment. If any Holder of any Note or the Trustee is required by any court or otherwise to return to the Company or Marvell Technology or any custodian, trustee, liquidator or other similar official acting in relation to the Company or Marvell Technology any amount paid by either of them to the Trustee or such Holder, the Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

Section 3.05. Release upon Satisfaction and Discharge. Upon the satisfaction and discharge of the Indenture in accordance with Article 3 thereof, Marvell Technology will be released and relieved of any obligations under the Guarantee.

ARTICLE 4

ACCEPTANCE OF SUPPLEMENTAL INDENTURE

Section 4.01. Trustee’s Acceptance. The Trustee hereby accepts this Supplemental Indenture and agrees to perform the same under the terms and conditions set forth in the Indenture.

ARTICLE 5

MISCELLANEOUS PROVISIONS

Section 5.01. Effectiveness of Supplemental Indenture. This Supplemental Indenture shall become effective as of the Effective Time.

Section 5.02. Effect of Supplemental Indenture. Upon the execution and delivery of this Supplemental Indenture by the Company, Marvell Technology and the Trustee, the Indenture shall be supplemented and amended in accordance herewith, and this Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby. All the provisions of this Supplemental Indenture shall thereby be deemed to be incorporated in, and a part of, the Indenture; and the Indenture, as supplemented and amended by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

Section 5.03. Indenture Remains in Full Force and Effect. This Supplemental Indenture shall form a part of the Indenture for all purposes and, except as supplemented or amended hereby, all other provisions in the Indenture and the Notes, to the extent not inconsistent with the terms and provisions of this Supplemental Indenture, shall remain in full force and effect and is in all respects confirmed and preserved.

Section 5.04. Headings. The titles and headings of the articles and sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 5.05. Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile, PDF or other electronic transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture for all purposes.

Section 5.06. Governing Law. THIS SUPPLEMENTAL INDENTURE AND ANY CLAIM CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS SUPPLEMENTAL INDENTURE, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS THEREOF).

Section 5.07. Severability. In the event any provision of this Supplemental Indenture shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired.

Section 5.08. Waiver of Jury Trial. EACH OF THE COMPANY, MARVELL TECHNOLOGY AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE, THE INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 5.09. Trustee Makes No Representation. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture. The recitals and statements contained in this Supplemental Indenture shall be taken as the statements of the Company and Marvell Technology, and the Trustee assumes no responsibility for the correctness of the same.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

INPHI CORPORATION

By:	/s/ Jean Hu
Name: Jean Hu
Title: President and Chief Financial Officer

MARVELL TECHNOLOGY, INC.

By:	/s/ Jean Hu
Name: Jean Hu
Title: Chief Financial Officer

WELLS FARGO BANK, NATIONAL ASSOCIATION,
AS TRUSTEE

By:	/s/ Maddy Hall
Name: Maddy Hall
Title: Vice President